Exhibit 10.2

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”), dated as of December 13, 2022, is effective as of the Commencement Date (defined below) between Canon Health, LLC (the “Company”), and deMarquette Kent, an individual (the “Executive”).

1.	Employment.

(a) Term. The Company hereby employs the Executive, and the Executive hereby accepts such employment, on the terms set forth herein commencing on the Commencement Date and continuing for a period of two (2) years (the “Initial Term”). The “Commencement Date” shall be December 13, 2022. On each anniversary of the Commencement Date following the Initial Term, the term of this Agreement shall be automatically extended for successive one (1)-year periods; provided, however, that either party hereto may elect not to extend this Agreement by giving written notice to the other party at least sixty (60) days prior to any such anniversary date. Notwithstanding the foregoing, the Executive’s employment hereunder may be earlier terminated in accordance with Section 3 hereof. The period of time between the Commencement Date and the termination of the Executive’s employment hereunder shall be referred to herein as the “Term.”

(b) Position and Duties. During the Term, the Executive shall serve as a Senior Vice President of Value Based Care (Job Description attached as Exhibit “A”) and report directly to the Chief Operating Officer of the Company (the “COO”). Executive shall also have such other powers and duties as may from time to time be reasonably prescribed by the COO, provided that such duties are consistent with the Executive’s position or other positions that the Executive may hold from time to time. The Executive shall devote the Executive’s full working time and efforts to the business and affairs of the Company and shall engage in no outside work that may interfere with Executive’s duties under this Agreement or violate the terms of Section 6. Notwithstanding the foregoing, the Executive may engage in such activities that that are approved in writing by the COO or the Board of Directors of the Company and may engage in religious, charitable or other community services and activities, without written approval, as long as such services and activities do not interfere with the Executive’s performance of the Executive’s duties to the Company as provided in this Agreement or violate the terms of Section 6. The Executive shall work primarily from the Company’s offices which will be located at either 7200 W. Commercial Blvd Suite 205 Ft. Lauderdale, FL 33319; provided that the Executive will be required to travel to the Company’s offices in other locations, and otherwise to fulfill the duties of the Executive’s position.

2.	Compensation and Related Matters.

(a) Base Salary. During the Term, the Executive’s initial annual base salary shall be One Hundred Fifty Thousand and 00/100 U.S. Dollars ($150,000) (paid in equal biweekly installments less applicable taxes, withholdings and authorized deductions), subject to discretionary increases as a result of annual reviews according with Company policy (the “Base Salary”). The Base Salary shall be payable in a manner that is consistent with the Company’s usual payroll practices for senior executives, as amended from time to time.

(b) Retention Bonus. If (i) the Executive remains employed by the Company through the Initial Term (other than as a result of the Company’s termination of the Executive’s employment without Cause or the Executive’s resignation with Good Reason) and (ii) in the event that Executive is not employed due to the Company’s termination of the Executive’s employment without Cause or the Executive’s resignation with Good Reason, the Executive has remained in compliance with all restrictive covenants contained in this Agreement through the second anniversary of the date hereof, then the Company will pay the Executive three million six hundred thousand U.S. Dollars ($3,600,000) as a retention bonus in the Company’s first payroll cycle following the conclusion of the Initial Term, in accordance with the Company’s then standard payroll practices (the “Retention Bonus”).

Executive Employment Agreement

(c) Business Expenses. The Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by the Executive during the Term in performing services hereunder, in accordance with the policies and procedures then in effect and established by the Company for its senior executives.

(d) Other Benefits. Beginning on the sixtieth (60th) day after the Commencement Date (or earlier as permitted by plan documents and company policy) and continuing through the remainder of the Term, the Executive shall be eligible to participate in or receive benefits under the Company’s employee benefit plans (including health, dental, vision, and 401K) that are offered to other senior executives of the Company and that are in effect from time to time, subject to the terms of such plans.

(e) Paid Time Off; Holidays. During the Term, the Executive shall be entitled to accrue up to twenty (20) days of paid time off (“PTO”) in each calendar year which shall be accrued ratably per pay period. Unused PTO cannot be carried over to the next calendar year and all unused PTO remaining at the end of a calendar year, or upon the termination of this Agreement by either party with or without Cause or with or without Good Reason, will be forfeited without payment. The Executive shall also be entitled to all paid holidays given by the Company to its senior executives.

(f) Indemnification. The Executive shall be entitled to receive the same coverage under the Company’s applicable insurance policies as other similarly situated executives and shall also be entitled to customary officers’ and directors’ indemnification coverage (including for the costs of any litigation incurred in the Executive’s capacity as a director or officer of the Company or of the Parent) under the Company’s and the Parent’s respective limited liability company agreements on the same terms and conditions as other similarly situated executives.

3. Termination. Notwithstanding anything to the contrary contained in this Agreement, the Executive’s employment hereunder may be terminated effective on the Date of Termination (defined below) under the following circumstances:

(a) Death. The Executive’s employment hereunder shall immediately and automatically terminate upon the Executive’s death.

(b) Disability. The Company may terminate the Executive’s employment if the Executive is disabled and unable to perform the essential functions of the Executive’s then existing position or positions under this Agreement with or without reasonable accommodation for a period of one hundred eighty (180) days (which need not be consecutive) in any twelve (12) month period or the period required by law. If any question shall arise as to whether during any period the Executive is disabled so as to be unable to perform the essential functions of the Executive’s then existing position or positions with reasonable accommodation, the Executive may, and, at the request of the Company, shall, submit to the Company a certification in reasonable detail by a physician within the applicable specialty mutually selected by the Company and the Executive, as to whether the Executive is so disabled or how long such disability is expected to continue, and such certification shall for the purposes of this Agreement be conclusive of the issue. The certification shall be provided within fifteen (15) calendar days of the Executive’s election or the Company’s request. Should the parties be unable to agree on a physician within the applicable specialty, each shall appoint a physician within the applicable specialty and those physicians shall select a third physician within the applicable specialty to provide the required certification. The Executive shall cooperate with any reasonable request of the selected physician in connection with such certification. If such question shall arise and the Executive shall fail to submit such certification, then the Company’s determination of such issue shall be binding on the Executive. Nothing in this Section shall be construed to waive the Executive’s rights, if any, under existing law including, without limitation, the Family and Medical Leave Act of 1993, 29 U.S.C. § 2601, et seq. and the Americans with Disabilities Act, 42 U.S.C. § 12101, et seq.

(c) Termination by the Company. The Company may terminate the Executive’s employment hereunder at any time, for any reason or for no reason, and with or without Cause (defined below). Any termination by the Company of the Executive’s employment under this Agreement that does not constitute a termination for Cause under this Section and does not result from the death or Disability of the Executive under Sections 3(a) or (b) shall be deemed a termination without Cause.

(d) Termination by the Executive. The Executive may terminate the Executive’s employment hereunder at any time, for any reason or for no reason, and with or without Good Reason (defined below).

(e) Notice of Termination. Except for termination as specified in Section 3(a), any termination of the Executive’s employment by the Company or by the Executive shall be communicated by delivery to the other party hereto of a written notice (a “Notice of Termination”).

(f) Definitions.

(i) “Cause” shall mean any one or more of the following as determined by the majority of the Board: (A) conduct by the Executive constituting a material act of misconduct in connection with the performance of the Executive’s duties, including, without limitation, misappropriation of funds or property of the Company or any of its subsidiaries or affiliates other than the occasional, customary and de minimis use of Company property for personal purposes; (B) the commission by the Executive of any felony or a misdemeanor involving moral turpitude, deceit, dishonesty or fraud, in each case that would be reasonably expected to result in material injury or material reputational harm to the Company or any of its subsidiaries and affiliates if the Executive were to be retained in the Executive’s position; (C) continued non-performance by the Executive of the Executive’s duties hereunder (other than by reason of the Executive’s physical or mental illness, incapacity or disability) which has continued for more than thirty (30) days following written notice of such non-performance from the Board or the CEO; (D) a material breach by the Executive of any of the provisions of this Agreement, which, if curable, has not been cured by Executive within thirty (30) days following written notice of such breach; (E) a material violation by the Executive of the Company’s written policies, which, if curable, has not been cured by Executive within thirty (30) days following written notice of such violation; (F) failure to cooperate with a bona fide internal investigation or an investigation related to the Company by regulatory or law enforcement authorities, after being instructed by the Company to cooperate, or the willful destruction or failure to preserve documents or other materials known to be relevant to such investigation or the inducement of others to fail to cooperate or to produce documents or other materials in connection with such investigation; (G) inability of the Executive to perform the Executive’s duties due to the abuse of alcohol, illegal drugs, or illegal controlled substances; or (G) the Executive’s willful misconduct or gross negligence of the Executive’s duties, in any case, that would be reasonably expected to materially injure the reputation, business, financial condition, or operations of the Company, which, if curable, is not cured by Executive within thirty (30) days following written notice. The foregoing notwithstanding, the Executive shall not have an ability to cure any Cause event of the same nature set forth herein if the Company has notified the Executive in writing of such Cause event on two or more independent occasions within a twelve (12) month period

(ii) “Date of Termination” shall mean: (A) if the Executive’s employment is terminated by the Executive’s death, then the date of the Executive’s death; (B) if the Executive’s employment is terminated on account of Disability under Section 3(b), by the Company for Cause under Section 3(c) or by the Executive for Good Reason under Section 3(d), then the date on which a Notice of Termination is given; or (C) if the Executive’s employment is terminated by the Company other than for Cause under Section 3(c) or by the Executive other than for Good Reason under Section 3(d), then the effective date of such termination of employment as forth in the Notice of Termination, which date shall be no less than thirty (30) days after the date on which such Notice of Termination is given. Notwithstanding the foregoing, if the Executive gives a Notice of Termination to the Company for termination by the Executive other than for Good Reason under Section 3(d), then the Company may unilaterally accelerate the Date of Termination and such acceleration shall not result in a termination by the Company for purposes of this Agreement.

(iii) “Good Reason” shall mean that the Executive has completed all steps of the Good Reason Process (defined below) following the occurrence of any of the following events without the Executive’s consent (each, a “Good Reason Condition”):

(A) a material diminution in the Executive’s responsibilities, authority or duties;

(B) a material diminution in the Executive’s Base Salary except for across-the-board salary reductions based on the Company’s financial performance similarly affecting all or substantially all similarly situated senior management employees/senior executives of the Company;

(C) a material change in the geographic location at which the Executive provides services to the Company, such that there is an increase of at least thirty (30) miles of driving distance to such location from the Executive’s principal residence as of such change (provided that the requirement that the Executive provide services at the location of the current Company headquarters shall not trigger “Good Reason”); or

(D) a material breach of this Agreement by the Company.

(iv) The “Good Reason Process” shall consist of the following steps:

(A) the Executive reasonably determines in good faith that a Good Reason Condition has occurred;

(B) the Executive notifies the Company in writing of the first occurrence of such Good Reason Condition within sixty (60) days after the first occurrence of such Good Reason Condition;

(C) if curable and the Executive cooperates with the Company’s good faith efforts, the Good Reason Condition is not cured by the Company within thirty (30) days following written notice of such Good Reason Condition (the “Cure Period”); and

(D) within sixty (60) days after the end of the Cure Period, the Executive terminates the Executive’s employment by delivering a Notice of Termination.

If the Company cures such Good Reason Condition during the Cure Period, then Good Reason shall be deemed not to have occurred.

(g) Accrued Obligations. If the Executive’s employment with the Company is terminated for any reason, then the Company shall pay or provide to the Executive (or to the Executive’s authorized representative or estate) (i) any Base Salary earned through the Date of Termination within thirty (30) days of the Date of Termination; (ii) any unpaid expense reimbursements (subject to, and in accordance with, Section 2(d) of this Agreement); and (iii) any vested benefits the Executive may have under any employee benefit plan of the Company through the Date of Termination, which vested benefits shall be paid and/or provided in accordance with the terms of such employee benefit plans (collectively, the “Accrued Obligations”). In addition to the payment of the Accrued Obligations, if the Executive’s employment with the Company is terminated by the Company without Cause or by the Executive for Good Reason during the Initial Term, then the Retention Bonus shall be deemed fully earned, so long as the Executive has remained in compliance with all restrictive covenants contained in this Agreement through the second anniversary of the date hereof, and shall be paid by the Company to the Executive on the Company’s first payroll cycle following the second anniversary of the date hereof.

(h) Resignation of all Other Positions. To the extent applicable, upon the Date of Termination, the Executive shall be deemed to have resigned from all officer and board member positions that the Executive holds with the Company or any of its respective subsidiaries and affiliates. The Executive shall execute any documents in reasonable form as may be requested by the Company from time to time to confirm or effectuate any such resignations.

4.	Additional Limitation.

(a) Anything in this Agreement to the contrary notwithstanding, in the event that the amount of any compensation, payment or distribution by the Company to or for the benefit of the Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, calculated in a manner consistent with Section 280G of the Code, and the applicable regulations thereunder (the “Aggregate Payments”), would be subject to the excise tax imposed by Section 4999 of the Code, then the Aggregate Payments shall be reduced (but not below zero) so that the sum of all of the Aggregate Payments shall be $1.00 less than the amount at which the Executive becomes subject to the excise tax imposed by Section 4999 of the Code; provided that such reduction shall only occur if it would result in the Executive receiving a higher After Tax Amount (defined below) than the Executive would receive if the Aggregate Payments were not subject to such reduction. In such event, the Aggregate Payments shall be reduced in the following order, in each case, in reverse chronological order beginning with the Aggregate Payments that are to be paid the furthest in time from consummation of the transaction that is subject to Section 280G of the Code: (1) cash payments not subject to Section 409A of the Code; (2) cash payments subject to Section 409A of the Code; (3) equity-based payments and acceleration; and (4) non-cash forms of benefits; provided that in the case of all the foregoing Aggregate Payments all amounts or payments that are not subject to calculation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c) shall be reduced before any amounts that are subject to calculation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c). The “After Tax Amount” means the amount of the Aggregate Payments less all federal, state, and local income, excise and employment taxes imposed on the Executive as a result of the Executive’s receipt of the Aggregate Payments. For purposes of determining the After Tax Amount, the Executive shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation applicable to individuals for the calendar year in which the determination is to be made, and state and local income taxes at the highest marginal rates of individual taxation in each applicable state and locality, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes.

(b) The determination as to whether a reduction in the Aggregate Payments shall be made pursuant to Section 5(a) shall be made by a nationally recognized accounting firm selected by the Company (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and the Executive within fifteen (15) business days after the Date of Termination, if applicable, or at such earlier time as is reasonably requested by the Company or the Executive. Any determination by the Accounting Firm shall be binding upon the Company and the Executive.

5.	Restrictive Covenants.

(a) Confidentiality. The Executive understands and agrees that the Executive’s employment creates a relationship of confidence and trust between the Executive and the Company with respect to all Confidential Information (defined below). At all times, both during the Executive’s employment with the Company and after its termination, the Executive will keep in confidence and trust all such Confidential Information, and will not use or disclose any such Confidential Information without the prior written consent of the Company, except as may be necessary in the ordinary course of performing the Executive’s duties to the Company. For avoidance of doubt, nothing in this Agreement shall be interpreted or applied to prohibit the Executive from making any good faith report to any governmental agency or other governmental entity concerning any act or omission that the Executive reasonably believes constitutes a possible violation of federal or state law or making other disclosures that are protected under the anti-retaliation or whistleblower provisions of applicable federal or state law or regulation. In addition, for the avoidance of doubt, pursuant to the federal Defend Trade Secrets Act of 2016, the Executive shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (i) is made (A) in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney and (B) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

“Confidential Information” means all information belonging to the Company or any of its subsidiaries or affiliates which is of any value to the Company or any of its subsidiaries or affiliates in the course of conducting its business and the disclosure of which, would result in a competitive or other disadvantage to the Company or any of its subsidiaries or affiliates. Confidential Information includes, without limitation: financial information, reports, and forecasts; inventions, improvements and other intellectual property; trade secrets; know-how; designs, processes or formulae; software; market or sales information or plans; customer lists; and business plans, prospects and opportunities (such as possible acquisitions or dispositions of businesses or facilities) which have been discussed or considered by the management of the Company or any of its subsidiaries or affiliates. Confidential Information includes information developed by the Executive in the course of the Executive’s employment by the Company, as well as other information to which the Executive may have access in connection with the Executive’s employment. Confidential Information also includes the confidential information of others with which the Company has a business relationship. Notwithstanding the foregoing, Confidential Information does not include information that (i) was known to the public prior to its disclosure to the Executive; (ii) becomes generally known to the public subsequent to disclosure to the Executive through no wrongful act of the Executive or any representative of the Executive; or (iii) the Executive is required to disclose by applicable law, regulation or legal process (provided that, to the extent not prohibited by law, the Executive shall provide the Company with prior notice of the contemplated disclosure and shall cooperate with the Company at its expense in seeking a protective order or other appropriate protection of such information).

(b) Documents, Records, etc. All documents, records, data, apparatus, equipment and other physical property, whether or not pertaining to Confidential Information, which are furnished to the Executive by the Company or are produced by the Executive in connection with the Executive’s employment will be and remain the sole property of the Company. The Executive will return to the Company all such materials and property as and when requested by the Company. In any event, the Executive will return all such materials and property immediately upon termination of the Executive’s employment for any reason. The Executive will not retain with the Executive any such material or property or any copies thereof after such termination.

(c) Noncompetition; Nonsolicitation

(i) Definitions.

“Prohibited Activity” the Executive will not, directly or indirectly, whether as owner, partner, shareholder, consultant, agent, employee, co-venturer or otherwise, engage, participate, assist or invest in any Competing Business (defined below).

“Competing Business” shall mean a business conducted in the Restricted Territory that is engaged primarily in the ownership and operation, directly or indirectly, of a primary care medical practice or the delivery of primary care medical services professional medical services, diagnostic, therapeutic and ancillary services, nursing and other clinical services, outpatient healthcare services, pharmacy services and all other services pertaining to the operation of a primary care medical practice or the delivery of primary care medical services and that competes with the Company or any of its subsidiaries or affiliates within the Restricted Territory. Notwithstanding the foregoing, the Executive may passively invest in no more than 5% of the outstanding stock of a publicly held corporation or an investment in a private investment fund or similar vehicle which constitutes or is affiliated with a Competing Business.

“Restricted Period” means the period including the Term of this Agreement and (A) in the event that the Term is three (3) or fewer years, for twenty four (24) months immediately following the Date of Termination, regardless of the reason for the termination, whether voluntary or involuntary, or (B) in the event that the Term is greater than three (3) years, for twelve (12) months immediately following the Date of Termination, regardless of the reason for the termination, whether voluntary or involuntary. The running of the Restricted Period shall be extended by the time during which the Executive engages in a violation of this Section 5(c).

“Restricted Territory” means the State of Florida.

(ii) Noncompetition. Because of Company’s legitimate business interest as described in this Agreement and the good and valuable consideration offered to the Executive, the receipt and sufficiency of which is acknowledged, during the Restricted Period, the Executive will not, without the express written approval of the CEO or the Board, engage in Prohibited Activity within the Restricted Territory.

(iii) Nonsolicitation. During the Restricted Period, the Executive will refrain from (A) directly or indirectly employing, attempting to employ, recruiting or otherwise soliciting, inducing or influencing any person to leave such person’s employment with the Company or any of its subsidiaries or affiliates within the Restricted Territory (other than terminations of employment of subordinate employees undertaken in the course of the Executive’s employment with the Company); and (B) soliciting or encouraging any customer, supplier or payer to terminate or otherwise modify adversely its business relationship with the Company or any of its subsidiaries or affiliates or any company included as of the Date of Termination in the then-current acquisition pipeline of the Company or any of its subsidiaries or affiliates, of which Executive has written notice of such company being in the then-current acquisition pipeline as of the Date of Termination, in each case in the Restricted Territory.

The Executive understands that the restrictions set forth in this Section are intended to protect the Company’s legitimate business interest in, among other things, its Confidential Information and established employee, customer and supplier relationships and goodwill, and agrees that such restrictions are reasonable and appropriate for this purpose. Executive agrees that the rights of Company under this Section 5 may be assigned in Company’s discretion.

(d) Third-Party Agreements and Rights. The Executive hereby confirms that the Executive is not bound by the terms of any agreement with any previous employer or other party which restricts in any way the Executive’s use or disclosure of information or the Executive’s engagement in the Company’s business. The Executive represents and warrants to the Company that the Executive’s execution of this Agreement, the Executive’s employment with the Company and the performance of the Executive’s proposed duties for the Company do not and will not violate any obligations the Executive may have to any such previous employer or other party. In the Executive’s work for the Company, the Executive will not disclose or make use of any information in violation of any agreements with or rights of any such previous employer or other party, and the Executive will not bring to the premises of the Company any copies or other tangible embodiments of non-public information belonging to or obtained from any such previous employment or other party.

(e) Litigation and Regulatory Cooperation. During and after the Term, the Executive shall cooperate fully with the Company in the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Company which relate to events or occurrences that transpired while the Executive was employed by the Company. The Executive’s full cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Company at mutually convenient times. During and after the Executive’s employment, the Executive also shall cooperate fully with the Company in connection with any investigation or review of any federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired while the Executive was employed by the Company.

(f) Injunction. The Executive agrees that it would be difficult to measure any damages caused to the Company which might result from any breach by the Executive of the promises set forth in this Section 5, and that in any event money damages would be an inadequate remedy for any such breach. Accordingly, if the Executive breaches, or proposes to breach, any portion of this Section, then the Company shall be entitled, in addition to all other remedies that it may have, to an injunction or other appropriate equitable relief to restrain any such breach without showing or proving any actual damage to the Company.

6.	Arbitration of Disputes.

(a) Arbitration Generally. Any controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising out of the Executive’s employment or the termination of that employment (including, without limitation, any claims of unlawful employment discrimination or retaliation, whether based on race, color, religion, national origin, sex, pregnancy, gender, age, disability, sexual orientation, or any other protected class under applicable law) shall, to the fullest extent permitted by law, be settled by arbitration, with a single arbitrator, in any forum and form agreed upon by the parties or, in the absence of such an agreement, under the auspices of JAMS in Miami, Florida in accordance with the JAMS Employment Arbitration Rules, including, but not limited to, the rules and procedures applicable to the selection of arbitrators. The Executive understands that the Executive may only bring such claims in the Executive’s individual capacity, and not as a plaintiff or class member in any purported class proceeding or any purported representative proceeding. The Executive further understands that, by signing this Agreement, the Company and the Executive are giving up any right they may have to a jury trial on all claims they may have against each other. Judgment upon the award rendered by the single arbitrator may be entered in any court having jurisdiction thereof. This Section shall be specifically enforceable. Notwithstanding the foregoing, this Section shall not preclude either party from pursuing a court action for the sole purpose of obtaining a restraining order or injunction in circumstances in which such relief is appropriate, including without limitation relief sought under Section 6; provided that any other relief shall be pursued through an arbitration proceeding pursuant to this Section.

(b) Arbitration Fees and Costs. The Executive shall be required to pay an arbitration fee to initiate any arbitration equal to what the Executive would be charged as a first appearance fee in court. The Company shall advance the remaining fees and costs of the arbitrator. However, to the extent permissible under the law, and following the arbitrator’s ruling on the matter, the arbitrator may rule that the arbitrator’s fees and costs be distributed in an alternative manner. Each party shall pay its own costs and attorneys’ fees, if any. If, however, any party prevails on a statutory or contractual claim that affords the prevailing party attorneys’ fees (including pursuant to this Agreement), then the arbitrator may award attorneys’ fees to the prevailing party to the extent permitted by law.

7. Consent to Jurisdiction. The parties hereby consent to the jurisdiction of the state and federal courts located in Miami-Dade County Florida. Accordingly, with respect to any such court action, the Executive (a) submits to the personal jurisdiction of such courts; (b) consents to service of process; and (c) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction or service of process.

8. Waiver of Jury Trial. Each of the Executive and the Company irrevocably and unconditionally WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE EXECUTIVE’S EMPLOYMENT BY THE COMPANY, INCLUDING WITHOUT LIMITATION THE EXECUTIVE’S OR THE COMPANY’S PERFORMANCE UNDER, OR THE ENFORCEMENT OF, THIS AGREEMENT.

9. Litigation Costs and Expenses. If any party institutes any legal suit, action, or proceeding against the other party arising out of or relating to this Agreement, including, but not limited to, contract, equity, tort, fraud, and statutory claims, the prevailing party in a final, non-appealable judgment regarding the suit, action or proceeding is entitled to receive, and the non-prevailing party shall pay, in addition to all other remedies to which the prevailing party may be entitled, the costs and expenses incurred by the prevailing party in conducting or defending the suit, action, or proceeding, including reasonable attorneys’ fees and expenses, and court costs, even if not recoverable by law (including, without limitation, all fees, taxes, costs, and expenses incident to appellate, bankruptcy, and post-judgment proceedings).

10. Integration. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements between the parties concerning such subject matter.

11. Withholding. All payments made by the Company to the Executive under this Agreement shall be net of any tax or other amounts required to be withheld by the Company under applicable law. Nothing in this Agreement shall be construed to require the Company to make any payments to compensate the Executive for any adverse tax effect associated with any payments or benefits or for any deduction or withholding from any payment or benefit.

12. Successors and Assigns. Neither the Executive nor the Company may make any assignment of this Agreement or any interest in it, by operation of law or otherwise, without the prior written consent of the other; provided, however, that the Company may assign its rights and obligations under this Agreement without the Executive’s consent to any subsidiary or affiliate or to any person or entity with whom the Company shall hereafter effect a reorganization or consolidation, into which the Company merges or to whom the Company transfers all or substantially all of its properties or assets; provided further that if the Executive remains employed or becomes employed by the Company, the purchaser or any of their respective subsidiaries or affiliates in connection with any such transaction, then the Executive shall not be entitled to any payments, benefits or vesting pursuant to Section 4 of this Agreement solely as a result of such transaction. This Agreement shall inure to the benefit of and be binding upon the Executive and the Company, and each of the Executive’s and the Company’s respective successors, executors, administrators, heirs and permitted assigns. In the event of the Executive’s death, after the Executive’s termination of employment but prior to the completion by the Company of all payments due to the Executive under this Agreement, the Company shall continue such payments to the Executive’s beneficiary designated in writing to the Company prior to the Executive’s death (or to the Executive’s estate, if the Executive fails to make such designation).

13. Enforceability; Effectiveness. If any portion or provision of this Agreement (including, without limitation, any portion or provision of any section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law. If a court of competent jurisdiction determines that any covenant, agreement or provision contained in Section 6 is unreasonable as to its duration or geographic scope, or is otherwise unenforceable, then the parties hereto desire such court to reform such covenant, agreement or provision so that it covers the maximum period of time and geographic scope as to which it can be enforced under law, and to enforce such covenant, or portion thereof, to the fullest extent permissible under law. The Company’s agreement to employ the Executive is contingent on the Company’s completing a background check of the Executive, to the reasonable satisfaction of the Company, prior to the Commencement Date. Accordingly, if the Executive fails to provide authorization for a background check, then this Agreement shall automatically become null and void and of no further force and effect.

14. Survival. The provisions of this Agreement shall survive the termination of this Agreement and/or the termination of the Executive’s employment to the extent necessary to effectuate the terms contained herein.

15. Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

16. Notices. Any notices, requests, demands and other communications provided for by this Agreement shall be sufficient if in writing and delivered in person or sent by a nationally recognized overnight courier service or by registered or certified mail, postage prepaid, return receipt requested, to the Executive at the last address the Executive has filed in writing with the Company or, in the case of the Company, at its main offices, attention of the CEO or the Board.

17. Amendment. This Agreement may be amended or modified only by a written instrument signed by the Executive and by a duly authorized representative of the Company.

18. Governing Law. This Agreement shall be construed under and be governed in all respects by the laws of the State of Florida, without giving effect to the conflict of laws principles of such State. With respect to any disputes concerning federal law, such disputes shall be determined in accordance with the law as it would be interpreted and applied by the United States Court of Appeals for the Eleventh Circuit.

19. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute one and the same document. Signed counterparts of this Agreement may be delivered by email or scanned portable document format image, and the email or scanned signature of any party shall be considered to have the same binding legal effect as an original signature.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of date and year first above written.

CANO HEALTH, LLC

/s/ Jennifer Hevia
Its: Chief People Officer

Date:	December 13, 2022

EXECUTIVE

/s/ deMarquette Kent
Name: deMarquette Kent

Date:	December 9, 2022

EXHIBIT “A”

JOB DESCRIPTION

VP, Process Improvement

Job Code TMP1099	FLSA Status Exempt	Job Family

Job Summary

The VP, Process Improvement will be responsible for optimizing and operationalizing corporate goals and objectives, as well as improving the financial effectiveness of the organization. The successful candidate will have a strong understanding of business processes and financials and can recommend process changes to optimize company performance. This position will also have a role in collaborating cross-functionally with colleagues representing various verticals and functional departments to achieve common objectives.

Duties & Responsibilities

Essential Duties & Responsibilities

ARTICLE 1Provides leadership to the process improvement organization, and counsel to the COO, in implementing cross-functional organization objectives that appropriately reflect the company’s business needs.

•	Responsible for ensuring the company’s financial objectives are met by streamlining costs and processes.

•

Partners with senior leadership to identify opportunities for process improvement. Facilitates successful implementation of new programs through leadership of the process improvement team. Fosters an organization of continuous process improvement.

•	Partner with executive and organizational leadership to establish short- and long-term operational plans, processes, and organization of technical and human resources to achieve corporate objectives.

•	Other projects and responsibilities may be added at the manager’s discretion.

Additional Duties & Responsibilities

•	Handles sensitive information in a confidential manner.

Supervisory Responsibilities

•	Reports directly to COO and collaborates cross functionally with all lines of business and brands

Critical Results

•	Completion of projects to be determined upon hire, for example:

•	1. Improvement in employee to patient ratio

•	2. Integration of Brands

•	3. Evaluation and reduction of vendors and overall operational spend

Best Practices

Best Practices

Education & Experience

•	MBA strongly desired.

•	Minimum 10 years’ experience in building and maintaining complex financial models in a high-volume environment. Minimum 5+ years of managerial experience.

•	Demonstrated success leading diverse teams across multiple functional areas.

•	Strong analytical skills and ability to translate data into measurable action and present projects to management for evaluation and prioritization.

Education Requirements Required/Preferred	Education Level	Discipline

Required	Undergraduate Degree

Knowledge, Skills & Proficiencies

•	Strong leadership and management skills

•	Ability to build consensus and inspire others to become a part of a higher performing team

•	Ability to naturally attract talent due to his/her track record and performance

•	Executive presence to successfully interact with senior level executive and board members

•	Strong relationship-building and interpersonal skills

•	Strategically oriented and consultative approach

•	Strong collaboration skills within and across organizations

•	Excellent verbal and written communication skills

•	Excellent presentation and facilitation skills

•	A demonstrated commitment to high professional ethical standards and a diverse workplace

•	Proficient in Microsoft Office

Job Requirements

Physical Requirements

This position works under usual office conditions. The employee is required to work at a personal computer as well as be on the phone for extended periods of time. Must be able to stand, sit, walk and occasionally climb. The incumbent must be able to work extended and flexible hours and weekends as needed. Physical demands include ability to lift up to 50 lbs. The physical demands described here are representative of those that must be met by an employee to successfully perform the essential functions of the job. Reasonable accommodations may be made to enable individuals with disabilities to perform the essential functions.

Work Conditions

Must be able to perform essential functions such as typing, standing, sitting, stooping, and occasionally climbing

Travel Requirements (open text)

Travel Requirements Travel Required	Amount of Expected Travel	Details
Yes	25-50%

Tools & Equipment Used

Computer and peripherals, standard and customized software applications and tools, and usual office equipment.

Disclaimer

The duties and responsibilities described above are designed to indicate the general nature and level of work performed by associates within this classification. It is not designed to contain, or be interpreted as a comprehensive inventory of all duties, responsibilities, and qualifications required of associates assigned to this job. This is not an all-inclusive job description; therefore, management has the right to assign or reassign schedules, duties, and responsibilities to this job at any time. Cano Health is an equal opportunity/affirmative action employer. All qualified applicants will receive consideration for employment without regard to sex, gender identity, sexual orientation, race, color, religion, national origin, disability, protected veteran status, age, or any other characteristic protected by law.